UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €0.35 each
American Depositary Shares, each representing one ordinary share, nominal value €0.35 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.                                       Press Release, dated December 22, 2006, entitled “Decision from the Competition Authority.”

IMPORTANT NOTICE

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information.  The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

These materials contain forward–looking statements based on management’s current expectations or beliefs. These forward–looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding–looking statements. Forward–looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward–looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward–looking information.

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RELEASE

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Commercial Registry Office of Lisbon and
Collective Entity no. 503 215 058

Decision from the Competition Authority

Lisbon, 22 December 2006 — Portugal Telecom (PT) informs that it has been notified today by the Competition Authority of the decision not to oppose the concentration notified by Sonaecom related to the public tender offers in progress over PT and PT Multimedia. The decision contains conditions and obligations intended to guarantee compliance with the commitments accepted by the authors of the notification.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:                                   Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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